# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tevogen Bio Holdings Inc., CIK 0001860871
CUSIP: 88165K101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 12/11/2025
Amends the filing with accession number 0001641172-25-021070
Filed by CIK 0002011728
Persons authorized to receive notices and communications: Ryan Saadi, c/o Tevogen Bio Holdings Inc., 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059, 877-838-6436

## Reporting persons
- Ryan H. Saadi (CIK 0002011728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 124,334,453.32; shared voting power 193,923; sole dispositive power 96,985,499.32; shared dispositive power 193,923; aggregate amount beneficially owned 124,528,376.32 (62% of the class)
  Comment: The number of shares reported in row 7 includes 27,348,954 shares of restricted Common Stock that are outstanding and therefore carry voting rights but that may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit. The shares of Common Stock reported in rows 8 and 10 consist of shares held by Dr. Saadi's spouse. The percent reported in row 13 is calculated based on 201,011,792 shares of Common Stock outstanding as of December 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tevogen Bio Holdings Inc.
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Tevogen Bio Holdings Inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 2 amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on February 22, 2024, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on July 25, 2025 (the "Original Schedule 13D," and as further amended by this Amendment No. 2, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) See rows (7) through (10) of the cover page to this Amendment No. 2 for the aggregate number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Except as set forth in this Amendment No. 2, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment No. 2.

On December 11, 2025, the Reporting Person made gifts of an aggregate of 460,000 shares of Common Stock to charitable entities.

## Signatures
- Ryan H. Saadi: /s/ Ryan H. Saadi, Ryan H. Saadi (12/16/2025)